FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

13 November 2009

HSBC BANK MALAYSIA BERHAD

RESULTS FOR THE NINE MONTHS ENDED

30 SEPTEMBER 2009

  Profit before tax for the nine months ended 30 September 2009 was MYR631 million, 28.3 per cent lower than the MYR879 million reported for the same period in 2008.

  Operating income decreased by MYR162 million, or 8.9 per cent, compared with the same period in 2008, mainly due to a decline in net interest income of MYR105 million, or 12.1 per cent, and other operating income of MYR69 million or 9.0 per cent.

  Allowance for losses on loans and financing was up MYR18 million, or 9.4 per cent, for the nine months ended 30 September 2009.

  Cost efficiency ratio for the nine months ended 30 September 2009 deteriorated to 48.9 per cent from 41.2 per cent for the corresponding period in 2008.

  Total assets of MYR52.0 billion fell slightly from RM52.8 billion at 31 December 2008.

  Core capital and total risk-weighted capital ratios (net of proposed dividends) of 10.2 per cent and 14.8 per cent at 30 September 2009 improved compared to 8.8 per cent and 13.0 per cent respectively at 31 December 2008.

Commentary

HSBC Bank Malaysia Berhad ('the Bank') posted profit before tax of MYR631 million in the first nine months of 2009, a fall of 28.3 per cent on the same period in 2008 as the effects from the global economic downturn became more apparent in 2009.

A 12.1 per cent, or MYR105 million, decline in net interest income for the nine months ended 30 September 2009 to MYR758 million (nine months ended 30 September 2008: MYR863 million) was principally driven by a reduction in balances as gross customer loans and advances declined by MYR1.7 billion, or 5.6 per cent, from 30 September 2008 to 30 September 2009, coupled with reduced interest margins as the Central Bank of Malaysia progressively lowered the Overnight Policy Rate ('OPR') by 150 basis points from November 2008. The reduction in lending rates was greater than the reduction in floor deposit rates, which are determined by the Central Bank.

Other operating income for the nine months ended 30 September 2009 decreased to MYR695 million, down 9.0 per cent or MYR69 million compared to the corresponding period in 2008. This was mainly a result of a decrease of MYR48 million in trading profits, reflecting lower transaction volumes in the foreign exchange market and a decline of MYR34 million in gains from sales of available-for -sale securities, moderated by higher fees and commissions of MYR8 million, primarily due to a rise in commissions on cards' services.

Income from Islamic Banking operations for the first nine months of 2009 increased by MYR11 million to MYR199 million compared to the corresponding period in 2008, mainly on the growth in fixed rate Islamic personal instalment loans which were relatively unaffected by the reduction in the OPR.

Other operating expenses for the nine months ended 30 September 2009 increased by 7.9 per cent, or MYR59 million, to MYR807 million compared with the same period in 2008. This was mainly due to higher employee costs (up MYR31 million or 7.8 per cent) as provision was made for redundancy costs for employees affected by the transfer of the Bank's call centre activities to a Global Shared Service Centre.

Primarily as a result of the decline in operating income, coupled with the increase in other operating expenses, the cost efficiency ratio for the first nine months of 2009 deteriorated to 48.9 per cent from 41.2 per cent in the same period last year.

Allowance for losses on loans and financing for the nine months ended 30 September 2009 increased by MYR18 million or 9.4 per cent compared to the same period in 2008, reflecting increased provisions against loans to corporate customers impacted by the slowdown in the economy in the current year.

Total assets at 30 September 2009 fell by MYR0.8 billion, or 1.5 per cent, compared to 31 December 2008. Net loans, advances and financing, at MYR28.0 billion, saw a decrease of MYR1.7 billion, or 5.9 per cent, mainly due to lower trade financing activities. However, customer deposits of MYR42.5 billion increased by MYR1.5 billion compared to 31 December 2008 (MYR41.0 billion).

Ms Irene M Dorner, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad, commented: "Notwithstanding the weaker results, the Malaysian economy is now showing signs of recovery. Given where the economy is, these are satisfactory results for HSBC Bank Malaysia. The implementation of economic stimulus packages by the Government has helped to create increased economic activity and, in part, has restored some investor confidence. Things are beginning to look up in the real economy as we look forward into the fourth quarter of 2009 and into 2010 and although recovery is still slow we expect to see further improvement over this period."

Media enquiries to Elizabeth Wee on +603 22 703 351 or at elizabethwee@hsbc.com.my

Unaudited Condensed Balance Sheets at 30 September 2009
	Group		Bank
Figures in MYR '000s	30 Sep 2009	31 Dec 2008	30 Sep 2009	31 Dec 2008

Assets
Cash and short-term funds	9,252,410	8,428,554	8,240,757	7,445,455
Securities purchased under resale agreements	6,384,308	3,778,793	6,384,308	3,778,793
Deposits and placements with banks and other financial institutions	603,454	997,814	1,546,752	1,941,125
Securities held-for-trading	1,454,352	3,491,259	1,342,026	3,223,521
Securities available-for-sale	4,524,128	3,914,911	4,155,595	3,349,350
Loans, advances and financing	27,974,086	29,719,270	25,213,254	26,792,239
Other assets	1,260,818	1,417,121	1,239,783	1,424,328
Statutory deposits with Central Bank	179,827	653,026	154,898	580,497
Investment in subsidiaries	-	-	660,021	660,021
Prepaid land lease payments	19,212	19,551	19,212	19,551
Property and equipment	254,942	258,092	249,924	255,609
Intangible assets	56,161	51,153	53,990	49,789
Deferred tax assets	83,385	86,769	69,520	71,566
Total assets	52,047,083	52,816,313	49,330,040	49,591,844

Liabilities
Deposits from customers	42,465,471	40,953,472	39,788,127	37,709,152
Deposits and placements of banks and other financial institutions	2,145,773	3,531,472	2,145,773	3,531,472
Bills and acceptances payable	287,807	414,233	281,939	413,180
Other liabilities	1,846,322	2,569,719	1,875,064	2,614,505
Recourse obligation on loans sold to National Mortgage Corporation	586,738	701,370	586,738	701,370
Provision for taxation	18,186	41,160	16,100	41,090
Subordinated bonds	1,004,525	1,027,338	1,004,525	1,027,338
Total liabilities	48,354,822	49,238,764	45,698,266	46,038,107

Shareholders' funds
Share capital	114,500	114,500	114,500	114,500
Reserves	3,577,761	3,313,049	3,517,274	3,289,237
Proposed dividend	-	150,000	-	150,000
Shareholders' funds	3,692,261	3,577,549	3,631,774	3,553,737

Total liabilities and shareholders' funds	52,047,083	52,816,313	49,330,040	49,591,844

Commitments and contingencies	76,351,069	85,309,889	74,910,158	83,633,914

Note: The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board. On 24 August 2008, the Islamic Banking operations which were previously included in the Bank’s operations were transferred to a wholly owned subsidiary, HSBC Amanah Malaysia Berhad.

Unaudited Condensed Income Statement
for the Financial Quarter/Period Ended 30 September 2009

	Group
	3rd quarter ended		Year-to-date ended
Figures in MYR'000s	30 Sep 2009	30 Sep 2008	30 Sep 2009	30 Sep 2008

Revenue	736,605	880,767	2,262,379	2,658,365

Interest income	421,201	558,233	1,329,095	1,610,165

Interest expense	(175,070)	(265,565)	(570,754)	(747,180)

Net interest income	246,131	292,668	758,341	862,985

Other operating income	239,945	216,847	694,593	763,162

Income from Islamic Banking	64,842	67,096	199,009	187,688

Operating income	550,918	576,611	1,651,943	1,813,835

Other operating expenses	(292,575)	(265,281)	(807,406)	(747,957)

Profit before allowance	258,343	311,330	844,537	1,065,878

Allowance for losses on loans and financing	(69,492)	(78,014)	(204,255)	(186,726)

Impairment losses on available for sale securities	-	-	(9,637)	-

Profit before taxation	188,851	233,316	630,645	879,152

Taxation	(49,506)	(62,612)	(161,412)	(227,045)

Profit attributable to shareholders	139,345	170,704	469,233	652,107

Earnings per RM0.50 ordinary share
- basic/diluted	60.8 sen	74.5 sen	204.9 sen	284.7 sen

Dividends per RM0.50 ordinary share (net)
- paid in respect of prior year	-	-	65.5 sen	109.2 sen
- interim dividend paid	87.3 sen	65.5 sen	87.3 sen	65.5 sen

Note: The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board. On 24 August 2008, the Islamic Banking operations which were previously included in the Bank’s operations were transferred to a wholly owned subsidiary, HSBC Amanah Malaysia Berhad.

Unaudited Condensed Income Statement
for the Financial Quarter/Period Ended 30 September 2009

	Bank
	3rd quarter ended		Year-to-date ended
Figures in MYR’000s	30 Sep 2009	30 Sep 2008	30 Sep 2009	30 Sep 2008

Revenue	686,743	846,267	2,100,390	2,623,865

Interest income	427,106	561,710	1,346,858	1,613,642

Interest expense	(175,070)	(265,565)	(570,754)	(747,180)

Net interest income	252,036	296,145	776,104	866,462

Other operating income	259,637	223,103	753,532	769,418

Income from Islamic Banking	-	37,407	-	157,999

Operating income	511,673	556,655	1,529,636	1,793,879

Other operating expenses	(282,491)	(261,100)	(773,210)	(743,776)

Profit before allowance	229,182	295,555	756,426	1,050,103

Allowance for losses on loans and financing	(58,231)	(75,455)	(166,459)	(184,167)

Impairment losses on available-for-sale securities	-	-	(9,637)	-

Profit before taxation	170,951	220,100	580,330	865,936

Taxation	(44,580)	(58,968)	(147,715)	(223,401)

Profit attributable to shareholders	126,371	161,132	432,615	642,535

Earnings per RM0.50 ordinary share
- basic/diluted	55.2 sen	70.4 sen	188.9 sen	280.6 sen

Dividends per RM0.50 ordinary share (net)
- paid in respect of prior year	-	-	65.5 sen	109.2 sen
- interim dividend paid	87.3 sen	65.5 sen	87.3 sen	65.5 sen

Note: The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board. On 24 August 2008, the Islamic Banking operations which were previously included in the Bank’s operations were transferred to a wholly owned subsidiary, HSBC Amanah Malaysia Berhad.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  13 November 2009